Exhibit 2

Japanese GAAP
Consolidated Financial Statements

(TRANSLATION)

February 5, 2004

Condensed Statements of Consolidated Financial Results
for the Nine Months Ended December 31, 2003

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements

(Note: All amounts in these financial statements are rounded down to the nearest unit)

1.	Items Relating to the Preparation of Consolidated Interim Financial Statements

(1)	Applications of different accounting principles from those used in the previous fiscal year: None

(2)	Changes in scope of consolidation and application of equity method: Yes	(addition of three consolidated subsidiaries and exclusion of two equity-method affiliates)

2.	Summary of the Consolidated Financial Results for the Nine Months Ended December 31, 2002 and 2003, and for the Year Ended March 31, 2003

1)	Consolidated Operating Results

	Nine Months Ended December 31,				Year Ended March 31,

	2002		2003		2003

	Amount	Percentages	Amount	Percentages	Amount	Percentages

			( in millions except percentages)
Operating revenues	¥32,901	22.1%	¥34,159	3.8%	¥45,601	24.9%
Operating income	8,244	25.0	8,634	4.7	11,041	14.9
Ordinary income	7,984	27.9	8,404	5.3	10,714	15.8
Net income	4,001	28.9	4,457	11.4	5,209	8.1

	Nine Months Ended December 31,		Year Ended March 31,

	2002	2003	2003

		( in yen)
Earnings per share:
Basic	¥61.78	¥35.68	¥79.63
Diluted	—	—	—

Notes:	1.	On May 20, 2003, NISSIN completed a two-for-one stock split.
	2.	The percentages indicated in the rows for operating revenues, operating income, ordinary income and net income represent the rates of increase from the respective figures for the corresponding period of the previous year.

Japanese GAAP
Consolidated Financial Statements

Overview of Consolidated Operating Results

During the nine months ended December 31, 2003, the Japanese economy experienced improvements in corporate sentiment and a partial recovery of economic environment due to the growth in corporate earnings. However, fundamental financial instability and deflationary trends have not changed significantly due to tough employment conditions and poor levels of personal consumption.

Given this business environment, the Company focused its efforts on realizing its goal of becoming a “Total Financial Solutions” company through creation of new credit businesses, and as a partner of customers in their efforts to realize their business plans as well as life plans. As the importance of the consumer finance market declined, the Company strengthened its emphasis on its loan business centered on small business owners. In addition, the Company aimed to improve the quality of assets, mainly composed of loans receivable, and tightened credit screening standards with a view to improving future profitability.

As the result of our efforts to expand our business base by strengthening credit control and risk management, the total balance of our loans outstanding as of December 31, 2003 was ¥169,606 million, a decrease of ¥1,890 million or 1.1% compared with the total balance of loans outstanding at the end of the corresponding period of the previous year.

With respect to operating revenues, interest income from loans receivable was ¥29,351 million for the nine months ended December 31, 2003, an increase of ¥240 million or 0.8% compared with the interest income from loans receivable for the corresponding period of the previous year. In addition, an increase in guarantee fees received from alliance companies such as Sanyo Club Co., Ltd. and Shinsei Business Finance Co., Ltd. and the positive development of Nissin Servicer Co., Ltd. contributed to operating revenues of ¥34,159 million, an increase of ¥1,257 million or 3.8% compared with the operating revenues for the corresponding period of the previous year.

Other than benefiting from the financial market resulting from continued monetary easing by the government and Bank of Japan, we improved our trading conditions and diversified financing methods, such as through the issuance of commercial paper. As a consequence, financial costs came to ¥2,578 million, a decrease of ¥194 million or 7.0% compared with financial costs for the corresponding period of the previous year.

Because of increases in bankruptcies and other debt restructuring proceedings as a result of the prolonged slump of the Japanese economy and the high unemployment rate, loan loss-related costs reached ¥10,646 million, an increase of ¥826 million or 8.4%. The cost of purchased loan collection was ¥1,805 million, an increase of ¥1,307 million or 262.4%. Consequently, total other operating expenses was ¥22,947 million, an increase of ¥1,062 million or 4.9% compared with the total other operating expenses for the corresponding period of the previous year.

Consequently, total operating expenses were ¥25,525 million, an increase of ¥867 million or 3.5% and operating income totaled ¥8,634 million, an increase of ¥389 million or 4.7% compared with the operating income for the corresponding period of the previous year.

Even though other income was ¥30 million, a decrease of ¥27 million or 48.1% compared with the other income for the corresponding period of the previous year, other expenses totaled ¥259 million, a decrease of ¥58 million or 18.4% compared with the other expenses for the corresponding period of the previous year, in spite of equity losses on affiliates of ¥155 million. Consequently, ordinary income was ¥8,404 million, an increase of ¥420 million or 5.3% compared with the ordinary income for the corresponding period of the previous year.

Despite gain on sales of fixed assets of ¥117 million and gain on sales of investment securities of ¥54 million, special income totaled ¥194 million, a decrease of ¥19 million or 9.2% compared with the special income for the corresponding period of the previous year.

Despite losses on sales of investment securities of ¥464 million and impairment of affiliate companies that amounted to ¥100 million, special expenses totaled ¥708 million, a decrease of ¥463 million or 39.5% compared with the corresponding period of the previous year.

Japanese GAAP
Consolidated Financial Statements

As a result, net income increased by ¥455 million or 11.4% to ¥4,457 million, compared with net income for the corresponding period of the previous year.

Operating Results by Segment

(1) Integrated Financial Services

During the nine months ended December 31, 2003, NISSIN commenced business alliances with Gulliver International Co., Ltd. and usen Corp. to offer new financial services not available from the traditional finance industry by combining the brand value and customer bases of alliance partners with the Company’s credit expertise. The Company strives its operations in order to be able to respond more quickly to the ever-diversifying needs of owners of small and medium-sized companies, as well as to expand the customer’s base.

In addition, in response to increasing corporate insolvencies and personal bankruptcies, NISSIN has limited the provision of unsecured and non-guaranteed loans (from the perspective of credit risk management) and has made efforts to promote guaranteed loans via alliance strategies.

As a result of the above activities, the total number of loan accounts decreased by 9.4% compared with the number at the end of the corresponding period of the previous year to 166,358 and the total balance of loans outstanding decreased by 1.1% compared with the total balance of loans outstanding at the end of the corresponding period of the previous year to ¥169,606 million. The significant components of loans outstanding as of December 31, 2003, and the percentage of increase or decrease from the respective figures at the end of the corresponding period of the previous year were as follows:

•	Consumer loans – 91,834 accounts (18.5% decrease); loans outstanding of ¥36,435 million (14.4% decrease)

•	Wide loans – 34,707 accounts (0.0% increase); loans outstanding of ¥57,853 million (5.4% decrease)

•	Small business owner loans – 23,913 accounts (11.3% increase); loans outstanding of ¥55,610 million (12.5% increase)

•	Business Timely loans – 15,513 accounts (7.4% increase); loans outstanding of ¥17,903 million (3.3% increase)

In addition, NIS Lease Co., Ltd. was established on November 10, 2003 and planned to commence leasing business operations in connection with the Company’s expansion of financial services to business owners.

(2) Small Business Owner Support Services

Shiq Consulting Co., Ltd., a company engaged in other businesses, was renamed as Nissin Credit Guarantee Co., Ltd. on April 24, 2003. The company now provides credit-guaranteeing services for real-estate leases to support the business expansion of entrepreneurs.

(3) Loan Servicing

Nissin Servicer Co., Ltd., which utilizes the credit management know-how and expertise cultivated by the Company, successfully operated in purchases and collections of distressed loans. As a result, purchased loans outstanding amounted to ¥4,639 million as of December 31, 2003, and generated ¥3,192 million in operating revenues, ¥662 million in ordinary income and ¥387 million in net income for the nine months ended December 31, 2003.

Japanese GAAP
Consolidated Financial Statements

2)    Changes in Consolidated Financial Position

	December 31,		March 31,

	2002	2003	2003

	(in millions except percentages and per share data)
Total assets	¥202,354	¥197,783	¥203,714
Shareholders’ equity	44,556	49,051	44,905
Shareholders’ equity ratio (%)	22.0%	24.8%	22.0%
Shareholders’ equity per share (in yen)	693.51	397.22	708.98

Note:  On May 20, 2003, NISSIN completed a two-for-one stock split.

Consolidated Cash Flows

	Nine Months Ended December 31,		Year Ended March 31,

	2002	2003	2003

		(in millions)
Net cash (used in) provided by operating activities	¥(12,581)	¥8,048	¥(14,347)
Net cash used in investing activities	(940)	(1,686)	(1,462)
Net cash provided by (used in) financing activities	20,244	(10,533)	22,306
Cash and cash equivalents at end of period	23,838	19,440	23,612

Overview of Changes in Consolidated Financial Position

As of December 31, 2003, cash and cash equivalents (hereafter referred to as “cash”) decreased to ¥19,440 million, a decrease of ¥4,171 million compared with the cash at the end of the previous year. This is mainly due to the redemption of bonds, despite a decrease in net increase in loans receivable.

(Cash Flows From Operating Activities)

For the nine months ended December 31, 2003, net cash provided by operating activities amounted to ¥8,048 million, compared with net cash of ¥12,581 million used in operating activities for the corresponding period of the previous year. This change is mainly attributable to loan loss-related costs of ¥10,646 million, an increase of ¥826 million and, due to tightening credit risk management, a smaller net increase in loans receivable of ¥4,484 million, a decrease of ¥21,061 million, compared with the respective figures for the corresponding period of the previous year.

(Cash Flows From Investing Activities)

For the nine months ended December 31, 2003, net cash used in investing activities amounted to ¥1,686 million, compared with net cash of ¥940 million used in investing activities for the corresponding period of the previous year. This change is mainly attributable to the purchases of investment securities.

(Cash Flows From Financing Activities)

For the nine months ended December 31, 2003, net cash used in financial activities amounted to ¥10,533 million, compared with net cash of ¥20,244 million provided by financing activities for the corresponding period of the previous year. This change is mainly attributable to a net decrease in long-term borrowings of ¥2,954 million and, due to the redemption of bonds, a net decrease in bonds of ¥4,209 million.

Japanese GAAP
Consolidated Financial Statements

(Reference 1) The summary of non-consolidated financial results for the nine months ended December 31, 2003.

Nine Months Ended
December 31, 2003

(in millions)
Operating revenues	¥ 30,884
Operating income	7,884
Ordinary income	7,906
Net income	4,097

December 31, 2003

(in millions)
Total assets	¥ 193,019
Shareholders’ equity	48,709

3.       Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2004

Year Ending
March 31, 2004

(in millions except per share data)
Operating revenues	¥ 45,310
Ordinary income	10,209
Net income	5,132
Earnings per share (in yen)	40.91

Overview of Consolidated Financial Forecasts

During the three months ended December 31, 2003, the Japanese stock market experienced recovery, and there were improvements in the economic and financial systems due to the positive effects of monetary and fiscal policies taken by the government and the Bank of Japan. However, the business environment is expected to remain in a tough condition because of the concerns regarding the impact of the rise in the number of heavily indebted individuals, corporate insolvencies and personal bankruptcies due to the prolonged economic slump, which has led to the sluggish growth of loans outstanding balances and bad debt costs.

In this environment, the Company will continue to enforce stringent credit standards and focus on providing “Total Financial Solutions” by implementing alliance strategies that enhance its marketing capabilities and improve credit standards to reduce bad-debt risks. We believe that through such efforts the quality of our assets and mostly loans receivable will improve, and corporate and shareholder value will be maximized.

With respect to full-year financial forecasts, these projections are mainly based on the assumptions that:

1.	The ratio of guaranteed loans (i.e., small business owner loans and Wide loans) to operating assets (i.e., loans receivable) will increase.

2.	The provision of long-term non-performing loans and bad-debt loans will be limited through stringent credit exposure management and improved credit management standards.

3.	The low-interest funding environment will continue to exist because of the continuing loose monetary policy by the government.

4.	The Company’s consolidated subsidiaries and equity-method affiliates will meet their planned business results.

Japanese GAAP
Consolidated Financial Statements

(Reference 2)     Non-consolidated financial forecasts for the fiscal year ending March 31, 2004

Year Ending March 31, 2004

(in millions except per share data)
Operating revenues	¥40,658
Ordinary income	9,576
Net income	4,699
Earnings per share (in yen)	37.57

Notice of Stock Split

On February 5, 2004, the Board of Directors approved a two-for-one stock split, which will be effected as a 100% stock dividend. The dividend shares will be distributed on May 20, 2004, to shareholders of record on March 31, 2004.

The purpose of conducting this stock split is to improve the liquidity of its shares and to broaden NISSIN’s shareholder base.

In addition, though the specified dividend amount is under consideration, this stock split has no effect on the policies for the year-end dividend for the year ending March 31, 2004.

— Special Note Regarding Forward-looking Statements —

The forward-looking statements discussed above and elsewhere in this document are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets. These forward-looking statements in this paper are subject to various risks, uncertainties and assumptions about our business. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including increases in personal bankruptcy rates;
•	competition from large consumer finance companies and other financial institutions;
•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;
•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;
•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;
•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and
•	reliability of information or technological systems and networks.

Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained or implied in any forward-looking statement. Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Japanese GAAP
Consolidated Financial Statements

Attachment

1.   Consolidated Interim Financial Statements

     1)   Consolidated Balance Sheets

	December 31,

	2002		2003

	Amount	% of Total	Amount	% of Total

	(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥23,838		¥19,440
Notes and loans receivable	171,496		169,606
Purchased loans receivable	1,278		4,639
Bills receivable and accounts receivable	639		—
Inventory	20		—
Other	3,035		3,116
Allowance for loan losses	(9,068)		(10,735)

Total Current Assets	191,239	94.5	186,067	94.1

Fixed Assets:
Tangible fixed assets
Land	1,376		946
Other	1,209		635

Total tangible fixed assets	2,585		1,582

Intangible fixed assets	525		1,102

Investments and other assets
Investments and other assets	10,017		11,756
Allowance for loan losses	(2,013)		(2,724)

Total investments and other assets	8,004		9,031

Total Fixed Assets	11,114	5.5	11,716	5.9

Total Assets	¥202,354	100.0	¥197,783	100.0

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	December 31,

	2002		2003

	Amount	% of Total	Amount	% of Total

	(in millions except percentages)
LIABILITIES:
Current Liabilities:
Accounts payable	¥467		¥—
Short-term borrowings	2,355		3,100
Current portion of long-term borrowings	48,565		53,121
Current portion of bonds	5,000		11,560
Commercial paper	3,200		2,500
Accrued income taxes	1,552		943
Accrued bonuses	338		405
Reserve for guarantee losses	49		88
Allowance for indemnification	39		—
Other	1,513		1,295

Total Current Liabilities	63,081	31.2	73,014	36.9
Long-term Liabilities:
Bonds	26,500		15,740
Convertible bond	10,000		10,000
Long-term borrowings	53,128		47,444
Asset backed commercial paper	4,404		2,045
Accrued retirement benefits –directors and statutory auditors	350		333
Other	136		142

Total Long-term Liabilities	94,520	46.7	75,705	38.3

Total Liabilities	157,601	77.9	148,720	75.2

MINORITY INTERESTS:
Minority interests	196	0.1	11	0.0

SHAREHOLDERS’ EQUITY:
Common stock	6,610	3.3	6,610	3.3
Additional paid-in capital	8,934	4.4	8,935	4.5
Consolidated retained earnings	31,211	15.4	35,777	18.1
Unrealized (losses) gains on investment securities	(239)	(0.1)	1,734	0.9
Treasury stock	(1,960)	(1.0)	(4,006)	(2.0)

Total Shareholders’ Equity	44,556	22.0	49,051	24.8

Total Liabilities, Minority Interests and Shareholders’ Equity	¥202,354	100.0	¥197,783	100.0

Japanese GAAP
Consolidated Financial Statements

2)   Consolidated Statements of Income

	Nine Months Ended December 31,

	2002		2003

	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Operating revenues:
Interest income from loans receivable	¥29,110		¥29,351
Other financial income	0		0
Other operating income	3,790		4,807

Total operating revenues	32,901	100.0	34,159	100.0
Operating expenses:
Financial costs	2,773		2,578
Other operating expenses	21,884		22,947

Total operating expenses	24,657	74.9	25,525	74.7

Operating income	8,244	25.1	8,634	25.3

Other income	58	0.2	30	0.1
Other expenses	318	1.0	259	0.8

Ordinary income	7,984	24.3	8,404	24.6

Special income	214	0.7	194	0.6
Special expenses	1,171	3.6	708	2.1

Income before income taxes	7,026	21.4	7,890	23.1

Income taxes:
Current	3,584		3,395
Deferred	(610)		36

Total income taxes	2,973	9.0	3,431	10.1

Minority interests	52	0.2	1	0.0

Net income	¥4,001	12.2	¥4,457	13.0

Japanese GAAP
Consolidated Financial Statements

3)   Consolidated Statements of Cash Flows

	Nine Months Ended December 31,

	2002	2003

	Amount	Amount

	(in millions)

Operating activities
Income before income taxes	¥7,026	¥7,890
Depreciation and amortization	131	78
Amortization of consolidation account adjustment	4	—
Provision for loan losses	2,249	1,499
Provision for retirement benefits — directors and statutory auditors	(21)	(2)
Accrued bonuses	84	317
Interest income on deposits and dividends	(28)	(16)
Financial costs	2,783	2,629
Gain on sales of fixed assets	(11)	(117)
Loss on sales of fixed assets	—	5
Impairment of investment securities	894	98
Charge-offs of loans receivable	7,570	9,151
Interest receivable	(48)	90
Advanced interest received	1	15
Directors’ and statutory auditors’ bonuses	(48)	(76)
Other	206	568

Sub-total	20,793	22,130
Interest on deposits and dividends received	29	16
Interest paid	(2,810)	(2,632)
Income taxes paid	(4,136)	(5,377)

Sub-total	13,876	14,137
Loan originations	(83,173)	(64,266)
Collections of loans receivable	57,626	59,781
Loans purchased	(1,403)	(3,396)
Collections of purchased loan	498	1,805
Payments for loans factored	(58)	(150)
Collections of loans factored	52	137

Net cash (used in) provided by operating activities	(12,581)	8,048

Investing activities
Purchases of tangible fixed assets	(183)	(89)
Proceeds from sales of tangible fixed assets	35	349
Purchases of intangible fixed assets	(376)	(522)
Proceeds from sales of intangible fixed assets	—	17
Purchases of investment securities	(840)	(2,641)
Proceeds from sales of investment securities	840	1,245
Purchases of repurchase agreement	—	(4,009)
Proceeds from repurchase agreement	—	4,009
Acquisition of a consolidated subsidiary	(2)	—
Cash decrease upon equity exchange of a consolidated subsidiary	(166)	—
Other	(246)	(47)

Net cash used in investing activities	(940)	(1,686)

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	Nine Months Ended December 31,

	2002	2003

	Amount	Amount

	(in millions)
Financing activities
Proceeds from short-term borrowings	2,445	3,000
Repayment of short-term borrowings	(1,490)	(3,100)
Proceeds from commercial paper	6,700	8,300
Repayment of commercial paper	(3,500)	(8,200)
Proceeds from long-term borrowings	54,250	36,779
Repayment of long-term borrowings	(31,714)	(39,733)
Proceeds from bonds	4,940	790
Payments for redemption of bonds	(13,000)	(5,000)
Proceed from issuance of asset backed commercial paper	4,845	739
Repayment of asset backed commercial paper	(111)	(2,268)
Dividends paid	(776)	(938)
Purchases of treasury stock	(1,632)	(1,203)
Other	(711)	301

Net cash provided by (used in) financing activities	20,244	(10,533)

Effect of exchange rate changes on cash and cash equivalents	—	—

Net increase (decrease) in cash and cash equivalents	6,722	(4,171)
Cash and cash equivalents at beginning of period	17,116	23,612

Cash and cash equivalents at end of period	¥23,838	¥19,440

Japanese GAAP
Consolidated Financial Statements

4)   Significant Items Relating to the Preparation of Consolidated Interim Financial Statements

(1)	Scope of Consolidation

All subsidiaries are consolidated.

I.	Number of consolidated subsidiaries:	6 companies
II.	Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Nissin Credit Guarantee Co., Ltd., Nissin Insurance Co., Ltd., NIS Real Estate Co., Ltd. and NIS Lease Co., Ltd.

(2)	Application of the Equity Method

I.	Number of equity-method affiliates:	3 companies
II.	Names of equity-method affiliates:	Ascot Co., Ltd., i-cf, Inc. and Shinsei Business Finance Co., Ltd.

(3)	Balance Sheet Date of Consolidated Subsidiaries

The balance sheet dates of all subsidiaries are the same as the Company’s consolidated balance sheet date as of and for the nine months ended December 31, 2003.

2.	Segment Information

     The segment information for the nine months ended December 31, 2002 and 2003 is as follows:

(1)	Business segment

Business segment information is omitted, as more than 90% of the Company’s business consists of providing loan services.

(2)	Geographical segment

Geographical segment information is omitted, as the Company has no subsidiary or office outside Japan.

(3)	Overseas operating revenues

Overseas operating revenues information is omitted, as the Company has no overseas operating revenues.

Japanese GAAP
Consolidated Financial Statements

3.	Operating Data

     1)   Consolidated operating revenues

	Nine Months Ended December 31,

	2002		2003		Change

	Amount	Percentages	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Integrated financial services
Interest income from loans receivable	¥29,110	88.5	¥29,351	85.9	¥240	0.8
Other financial income	0	0.0	0	0.0	0	110.1
Other operating income	1,779	5.4	1,522	4.5	(256)	(14.4)

Sub-total	30,890	93.9	30,874	90.4	(15)	(0.1)
Loan servicing
Other operating income	857	2.6	3,192	9.3	2,334	272.2
Small business owner support services
Other operating income	1,074	3.3	—	—	(1,074)	—
Other businesses
Other operating income	78	0.2	92	0.3	13	17.0

Total	¥32,901	100.0	¥34,159	100.0	¥1,257	3.8

     2)   Non-consolidated operating revenues

	Nine Months Ended December 31,

	2002		2003		Change

	Amount	Percentages	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Interest income from loans receivable
Consumer loans	¥8,953	29.0	¥7,463	24.2	¥(1,490)	(16.6)
Wide loans	9,676	31.3	9,782	31.7	106	1.1
Small business owner loans	6,934	22.4	8,548	27.7	1,613	23.3
Business Timely loans	3,386	11.0	3,418	11.1	31	0.9
Secured loans	157	0.5	124	0.3	(33)	(21.1)
Notes receivable	2	0.0	14	0.0	12	619.5

Sub-total	29,110	94.2	29,351	95.0	240	0.8
Other financial income	0	0.0	0	0.0	0	110.1
Other operating income	1,785	5.8	1,532	5.0	(252)	(14.2)

Total	¥30,896	100.0	¥30,884	100.0	¥(11)	(0.0)

     3)   Non-consolidated loans outstanding by product

	December 31,

	2002			2003			Change

	Accounts	Amount	Percentages	Accounts	Amount	Percentages	Accounts	Amount	Percentages

	(in millions except accounts and percentages)
Consumer loans	112,622	¥42,539	24.8	91,834	¥36,435	21.5	(20,788)	¥(6,103)	(14.4)
Wide loans	34,706	61,159	35.7	34,707	57,853	34.1	1	(3,305)	(5.4)
Small business owner loan	21,480	49,445	28.8	23,913	55,610	32.8	2,433	6,165	12.5
Business Timely loans	14,449	17,339	10.1	15,513	17,903	10.5	1,064	564	3.3
Secured loans	291	994	0.6	253	1,508	0.9	(38)	514	51.8
Notes receivable	37	19	0.0	138	294	0.2	101	274	1,414.4

Total	183,585	¥171,496	100.0	166,358	¥169,606	100.0	(17,227)	¥(1,890)	(1.1)

Note:	There were no subsidiaries with any loans outstanding at December 31, 2002 and 2003.

Japanese GAAP
Consolidated Financial Statements

(Reference) The changes in the results of operations by quarters for the year ended March 31, 2003 and the year ending March 31, 2004 are as follows:

Year Ending March 31, 2004 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(April 1, 2003 ~	(July 1, 2003 ~	(October 1, 2003 ~	(January 1, 2004 ~
	June 30, 2003)	September 30, 2003)	December 31, 2003)	March 31, 2004)

	(in millions except per share data)
Operating revenues	¥11,401	¥11,557	¥11,201	—
Operating income	2,542	3,156	2,935	—
Ordinary income	2,485	3,058	2,860	—
Income before income taxes	2,282	2,757	2,850	—
Net income	1,254	1,529	1,673	—
Earnings per share (in yen):
Basic	9.92	12.17	13.40	—
Diluted	9.92	—	—	—
Total assets	196,957	195,600	197,783	—
Shareholders’ equity	46,001	46,605	49,051	—
Shareholders’ equity per share (in yen)	363.68	377.41	397.22	—
Net cash provided by operating activities	2,043	4,737	1,267	—
Net cash provided by (used in) investing activities	754	(729)	(1,712)	—
Net cash used in (provided by) financing activities	(6,004)	(5,155)	627	—
Cash and cash equivalents at end of period	20,405	19,257	19,440	—

Year Ended March 31, 2003 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(April 1, 2002 ~	(July 1, 2002 ~	(October 1, 2002 ~	(January 1, 2003~
	June 30, 2002)	September 30, 2002)	December 31, 2002)	March 31, 2003)

	(in millions except per share data)
Operating revenues	¥10,382	¥11,135	¥11,384	¥12,699
Operating income	2,756	2,160	3,327	2,797
Ordinary income	2,694	2,155	3,133	2,730
Income before income taxes	2,758	1,759	2,508	2,146
Net income	1,539	980	1,481	1,208
Earnings per share (in yen):
Basic	23.68	15.12	22.87	17.56
Diluted	23.68	—	—	—
Earnings per share after retroactive adjustment (in yen):
Basic	11.84	7.56	11.44	8.78
Diluted	11.84	—	—	—
Total assets	181,290	191,776	202,354	203,714
Shareholders’ equity	42,932	43,907	44,556	44,905
Shareholders’ equity per share (in yen)	663.46	678.52	693.51	708.98
Shareholders’ equity per share after retroactive adjustment (in yen)	331.73	339.26	346.75	354.49
Net cash used in operating activities	(4,167)	(5,240)	(3,173)	(1,765)
Net cash used in investing activities	(610)	(183)	(147)	(522)
Net cash provided by financing activities	2,368	8,281	9,595	2,061
Cash and cash equivalents at end of period	14,707	17,564	23,838	23,612

Note:	On May 20, 2003, NISSIN completed a two-for-one stock split. Per share data figures adjusted retroactively to reflect the stock split for the year ended March 31, 2003 were added to the presentation.